

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Ram Aiyar
Chief Executive Officer
Korro Bio, Inc.
One Kendall Square, Building 600-700, Suite 6-401
Cambridge, MA 02139

> **Re: Korro Bio, Inc.**
> **Amendment No. 1 to Registration Statement S-3 on Form S-1**
> **Filed December 1, 2023**
> **File No. 333-275353**

Dear Ram Aiyar:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Amendment No.1 to Form S-3 on Form S-1

General

1. We note the representation in Section 3.4 of the Agreement and Plan of Merger, filed on July 14, 2023 as exhibit 2.1 to Frequency Therapeutics, Inc.'s Form 8-K, that Korro's stockholders were required to consent to the merger. We further note your Form S-1 seeks to register the resale of securities issued to Korro's security holders in connection with the merger. Please revise to identify all former affiliates of Korro reselling pursuant to this Form S-1 as underwriters and fix a selling price for the duration of their offering. See Securities Act Rule 145(c).

Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Hughes, Esq.